EXHIBIT 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at https://www.farmmi.com.

FARMMI, INC. Annual General Meeting of Shareholders May 28, 2026 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on May 27, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang, Zhimin Lu or ______ as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on May 28, 2026, at 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on May 27, 2026), at Room 320, Building No. 1,888 Tianning Street, Liandu District Lishui City, Zhejiang Province 323000, People’s Republic of China, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 12:00 A.M. on May 28, 2026, Beijing Time (12:00 P.M., Eastern Time, on May 27, 2026). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to the Proxy Team at proxy@transhare.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to the Proxy Team, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 1 through 5.

FOR	AGAINST	ABSTAIN

1.

Ordinary Resolution THAT the following nominees be elected as directors of the Company, each to serve a term expiring at the next annual general meeting or until their successors are duly elected and qualified.

	Yefang Zhang	☐	☐	☐
	Chenyang Wang	☐	☐	☐
	Qinyi Fu	☐	☐	☐
	Hongdao Qian	☐	☐	☐
	Hui Ruan	☐	☐	☐

2.	Ordinary Resolution THAT YCM CPA INC. be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.	☐	☐	☐
3.	Ordinary Resolution THAT the number of directors serving on the Board of Directors of the Company be increased from five directors to seven directors.	☐	☐	☐

4.

Ordinary Resolution THAT one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of par value US$0.000,000,01 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.000,000,01 each (the “Class B Ordinary Shares”) be effected, each at a ratio of not less than one-for-five and not more than one-for-two-hundred-fifty or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the Board of the Company in its sole discretion within two years after the date of passing of this resolution (the “Share Consolidation”), provided that the aggregate ratio across all such Share Consolidations shall not exceed one-for-two-hundred-fifty or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall result from the Share Consolidations.

	☐	☐	☐

5.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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